NEWS RELEASE 08-10	March 28, 2008

FRONTEER REPORTS FISCAL 2007 RESULTS

Fronteer Development Group Inc. (“Fronteer” or the “Company”) (FRG – TSX/AMEX) reports its financial and operating results for the year ended December 31, 2007. Details of the Company’s financial results are described in the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007. Further details on each of Fronteer’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are presented in Canadian dollars unless otherwise stated. Fronteer will be hosting its annual general meeting on May 6, 2008 in Toronto, Ontario.

Overview

Fronteer is a gold-focused exploration and development company committed to discovering and advancing big deposits with strong production potential. The Company has an interest in several major gold and copper-gold projects throughout Nevada and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-style gold deposits in the region; Long Canyon, a discovery defining an entirely new gold trend; and, Sandman, a property which Newmont Mining Corporation has agreed to advance to a production decision within 36 months. In Turkey, Fronteer has built and retained a 40% interest in a new mineral belt that includes two robust gold deposits and a third deposit boasting all the hallmarks of a world-class copper-gold porphyry in terms of size and grade. Fronteer also has a 42.3% interest in Aurora Energy Resources Inc. (“Aurora”) (AXU – TSX), a Canadian uranium company.

Highlights of the year include:

  In December 2007, the Company granted Teck Cominco’s Turkish subsidiary (“TCAM”), an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the Halilaga property. To earn the additional 10% interest in Halilaga, TCAM must notify Fronteer before December 31, 2008, that it intends to complete a feasibility study within four years of the notification date. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates. If TCAM fails to complete a feasibility study within four years from the notification date, its ownership percentage in Halilaga will remain at 60%. TCAM has agreed to solely fund a US$3,000,000 exploration program on Halilaga in 2008, in exchange for the extension.

  On September 24, 2007, the Company completed the acquisition of NewWest Gold Corporation (“NewWest”). The Company issued 15,181,920 Common Shares with a value of $160,017,437 in exchange for 100% of the issued and outstanding shares of NewWest. NewWest has one of the most strategic precious metal exploration portfolios assembled in Nevada with a pipeline of 19 projects covering approximately 620,000 acres. The Company believes that there is significant potential for further discovery and resource expansion and future production potential on these projects. This transaction provides an excellent fit with Fronteer’s business model of providing the opportunity of high returns by making large discoveries and growing organically.

  In July and August 2007, TCAM completed the earn back on the Company’s Kirazli, Agi Dagi and

  Halilaga gold and copper-gold deposits in northwest Turkey. As a result, the Company now owns 40% of each of these properties. The Company will develop Agi Dagi and Kirazli together with TCAM, on a 40%/60% basis, while the Company awaits TCAM’s decision in December 2008, regarding earning back on an additional 10% of Halilaga.

  On March 15, 2007, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500.

  During the second quarter of 2007, Fronteer made two additional investments in Latin American Minerals Inc. (“LAT”). The Company acquired 900,000 common shares from an existing shareholder at a price of $0.45 per share in April 2007. In May 2007, Fronteer purchased 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles Fronteer to acquire one common share of LAT at a price of $1.25 for a period of 12 months. As at December 31, 2007, Fronteer owned 17.4% of the issued and outstanding common shares of LAT. Subsequent to year end, Fronteer sold its common share investment in LAT for gross proceeds of $5,336,500 resulting in an overall cash profit of $1,562,950.

Exploration Projects

Exploration and acquisition expenditures, net of recoveries for the year ended December 31, 2007 and 2006 totalled $907,559 and $4,266,412 in Turkey, $480,827 and $1,267,475 in Mexico, and $5,246,273 and $2,624,285 in the Yukon, Canada, respectively. The Company has also expended $1,781,905 on its properties in the USA from the date of acquisition of NewWest on September 24, 2007 up to December 31, 2007.

Operations

Selected Financial Data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) of the financial position and operating results of the company for the twelve months ended December 31, 2007 and 2006 and the audited consolidated financial statements and related notes for the same period.

	Year Ended December 31
	2007	2006
Earnings for year	$20,374,741	$15,011,639
Basic and diluted earnings per share	$0.29; $0.28	$0.27; $0.25
Cash invested in mineral properties	$8,309,527	$6,298,162
Cash generated by financing activities	$68,909,573	$48,003,046
Cash and cash equivalents	$99,039,334	$40,391,913
Marketable securities (at cost) (1)	--	$3,536,397
Working capital	$96,903,057	$43,338,290
Investment in Aurora (2)	$76,696,684	$37,508,155
Investment in Turkish Properties (3)	$12,957,378	--
Total assets	$426,437,437	$102,311,386
Shareholders’ equity	$366,849,777	$99,364,065

(1)	The market value for marketable securities at December 31, 2006, was $4,177,285.
(2)

The Company accounts for its investment in Aurora using the equity method of accounting. At December 31, 2007, the Company owns 42.3% (2006-47.2%) of Aurora. Total market capitalization of Aurora at December 31, 2007, was approximately $989.7 million (2006 - $887.5 million).

(3)

The Company began to account for its investments in the Agi Dagi, Kirazli and Halilaga projects as an equity accounted investment in 2007. The Company owns 40% of three TCAM subsidiaries. All exploration properties and deferred exploration expenditures relating to these properties have been re-classed to Investment in Turkish Properties during the year.

The Company’s net income before discontinued operations for the year ended December 31, 2007 was $20,374,741 or $0.29 per share compared to net income before discontinued operations of $15,015,635 or $0.27 for year ended December 31, 2006. Contributing to the year-over-year differences was the recognition of increased dilution gains on the Company’s investment in Aurora, and an increase in interest income earned on cash reserves. Offsetting the increases in other income were year over year increases in operating expenses such as stock-based compensation expense, property investigation costs, wages and benefits expense, investor relations and promotion expenses, office and general expenses, legal fees, listing and filing fees and accounting and audit fees.

The Company recognized a dilution gain of $43,039,000 for the year ended December 31, 2007 as compared to a dilution gain of $26,489,773 for the year ended December 31, 2006. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora is reduced. In 2007, Aurora raised gross funds of $111,672,000 by way of a bought deal financing at prices in excess of those raised in 2006, resulting in an increase in the dilution gain realized.

Stock-based compensation expense for the year ended December 31, 2007 increased to $8,732,286 from $3,035,209 for the year ended December 31, 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The increase is directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan.

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of NewWest on the basis of 0.26 shares of the Company for each share of NewWest. The transaction has been accounted for as an acquisition of assets, and has resulted in the Company acquiring 19 precious metals exploration properties primarily located in the state of Nevada of the United States. Based upon the September 24, 2007, balance sheet of NewWest, the allocation of the purchase price, is summarized in the table below:

Purchase price:	$
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781
164,522,634

Net assets acquired:
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration	212,052,383
Asset retirement obligations - current	(503,268)
Asset retirement obligations - long term	(746,450)
Other liabilities	(1,012,132)
Future income tax liability	(50,977,821)
164,522,634

Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment totaling $2,220,996 over the next four years. The Company also has long term reclamation obligations recorded totaling $765,479.

At December 31, 2007, the Company had cash on its balance sheet of $99,039,334 and working capital of $96,903,057 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $58,647,421 and $53,564,767, respectively, is primarily due to the receipt of gross proceeds of $66,345,500 from the March 2007 prospectus financing and the exercise of stock options and warrants during 2007, offset by cash exploration expenditures of $8,309,527 and cash used in operations of $3,371,807 during the year.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Director of Communications
Sean Tetzlaff, Chief Financial Officer PH)
604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of metals, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.